February 4, 2019

Matthew Reid
Chief Executive Officer
APPlife Digital Solutions, Inc.
338 North Market Street, #161
San Jose, CA 95110

       Re: APPlife Digital Solutions Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 26, 2018
           File No. 333-227878

Dear Mr. Reid:

        We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Selling Security Holders, page 14

1. Please disclose the nature of any position, office, or other material relationship that each selling security holder has had within the past three years with the company as required by
       Item 507 of Regulation S-K. In addition, please describe how the selling shareholders acquired their shares. Please refer to Regulation S-K Compliance and Disclosure Question
       140.02.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff
Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Matthew Reid
APPlife Digital Solutions, Inc.
February 4, 2019
Page 2




                                               Sincerely,

FirstName LastNameMatthew Reid                 Division of Corporation Finance
                                               Office of Information
Technologies
Comapany NameAPPlife Digital Solutions, Inc.
                                               and Services
February 4, 2019 Page 2
cc:       Chase Chandler
FirstName LastName